Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

21 February 2025

Appointment of Chief Transformation Officer

Westpac has announced the appointment of Peter Herbert as Chief Transformation Officer, effective Monday 3 March 2025.

This new role on the Westpac Group Executive will report to CEO Anthony Miller with responsibility for transformation across the Group, including working across divisions and technology on the delivery of the business-led simplification program, UNITE, as the project moves from planning to implementation.

“Peter is an outstanding executive with global experience running major transformation projects. He is best placed to drive change across the company as we enter this next important phase for Westpac,” Mr Miller said.

Since November 2024, Peter Herbert has been Acting Chief Executive, Business & Wealth. Prior to this he was Chief Operating Officer, Business & Wealth and Chief Transformation Officer, Consumer & Business Banking.

Earlier, Peter spent almost 20 years with HSBC, including as Chief Operating Officer, Retail Banking and Wealth Management, Asia Pacific.

Peter will take on his new role while continuing to act as Chief Executive, Business & Wealth until Paul Fowler joins in May 2025.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.